Exhibit 99.2

ATHENA ANNOUNCES 2025 PLANS FOR LAIRD LAKE PROJECT IN RED LAKE, ONTARIO, AND PROVIDES UPDATE ON NEVADA PROJECTS

Vacaville, CA April 17, 2025 - Athena Gold Corporation (CSE: ATHA) (OTCQB: AHNR) ("Athena" or the "Company") is pleased to announce plans for its upcoming exploration program at its recently acquired Laird Lake project, located in Ontario's prolific Red Lake Gold District. The Laird Lake project, spanning 4,158 hectares and covering over 10 km of Balmer-Confederation Assemblage contact, represents an underexplored portion of the camp. The project is road-accessible and lies approximately 10 km west of West Red Lake Gold Mines' flagship Madsen mine, and 34 km northwest of Kinross Gold's Great Bear project.

Laird Lake 2025 Field Season:

Starting May 2025, the Company plans to collect approximately 2,000 till samples over its Laird Lake project (Figure 1). The program will range from 100 m x 100 m grid spacing within the Balmer and Confederation assemblages and expand to 200 m x 200 m within the surrounding felsic intrusive bodies.

Figure 1: Map over Laird Lake project, showing proposed till sample locations, key structures, and areas of known mineralization.

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With the results from this upcoming program, Athena hopes to outline zones of new mineralization within the Laird Lake project, where recent grab samples returned up to 373 g/t Au (see Athena's press release dated December 4, 2024). Athena is aiming to use the same sampling methodology used at West Red Lake Gold's nearby Madsen project, which successfully confirmed existing mineralization and outlined potential new zones (see West Red Lake Gold's press release dated January 29, 2025). Athena expects to have the final results from the program in mid-summer, which will guide follow-up field work focused on de-risking the Company's maiden drill program at Laird Lake.

"The proposed till survey is an important de-risking exercise for the Laird Lake project. Our philosophy is never to rush into a drill program; we want to do all our homework first and maximize our chances of knocking it out of the park the first go-around. This will be an extensive, tightly-spaced survey, and we expect supplementing the results with our existing dataset, which includes LiDAR, detailed mapping, magnetics, and EM, will help to better define priority drill targets," said Koby Kushner, CEO of Athena.

Nevada Update:

The Company recently completed a regional prospecting and mapping program over its 100%-owned Excelsior Springs Au-Ag project in Nevada, where initial results returned surface grab samples up to 6,630 g/t Ag (see press release dated January 23, 2025). All results from the program have since been received and analyzed. The Company is highly encouraged by the regional prospectivity, and on the back of these results, it has mobilized staking activities to expand its land holdings near its Excelsior Springs project. The Company plans to release additional results from the program after staking activities have been completed. The Company has received third-party interest regarding potential joint venture partnerships and earn-in agreements across its Nevada portfolio.

Qualified Person

Technical information in this news release has been reviewed and approved by Benjamin Kuzmich, P.Geo., a geoscientist and qualified person for the purposes of National Instrument 43-101.

About Athena Gold Corporation

Athena is engaged in the business of mineral exploration and the acquisition of mineral property assets. Its objective is to locate and develop economic precious and base metal properties of merit and to conduct additional exploration drilling and studies on its projects across North America. Athena's Excelsior Springs Au-Ag project is located in the prolific Walker Lane Trend in Nevada. Excelsior Springs spans 1,675 ha and covers at least three historic mines along the Palmetto Mountain trend, where the Company is following up on a recent shallow oxide gold discovery, with drill results including 5.35 g/t Au over 33.5 m. Meanwhile, the Company's new Laird Lake project is situated in the Red Lake Gold District of Ontario, covering 4,158 hectares along more than 10 km of the Balmer-Confederation Assemblage contact, where recent surface sampling results returned up to 373 g/t Au. This underexplored area is road-accessible, located about 10 km west of West Red Lake Gold's Madsen mine and 34 km northwest of Kinross Gold's Great Bear project.

For further information about Athena Gold Corporation and our Excelsior Springs Gold project, please visit www.athenagoldcorp.com.

On Behalf of the Board of Directors

Koby Kushner

President and Chief Executive Officer, Athena Gold Corporation

For further information, please contact:

Athena Gold Corporation

Koby Kushner, President and Chief Executive Officer

Phone:416-846-6164

Email: kobykushner@athenagoldcorp.com

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CHF Capital Markets

Cathy Hume, CEO

Phone: 416-868-1079 x 251

Email: cathy@chfir.com

Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, ''forward looking statements") within the meaning of applicable Canadian and US. securities laws. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding future exploration plans, future results from exploration, and the anticipated business plans and timing of future activities of the Company, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: “believes”, “will”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, “may”, “should”, “potential”, “scheduled”, or variations of such words and phrases and similar expressions, which, by their nature, refer to future events or results that may, could, would, might or will occur or be taken or achieved. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, that there will be investor interest in future financings, market fundamentals will result in sustained precious metals demand and prices, the receipt of any necessary permits, licenses and regulatory approvals in connection with the future exploration and development of the Company's projects in a timely manner.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors as disclosed in the final long form prospectus of the Company dated August 31, 2021.

Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to update any of the forward-looking statements in this press release or incorporated by reference herein, except as otherwise stated.

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